Exhibit 2
Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
WPP plc
Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2022 and 2021

	Notes	Six months ended 30 June 2022		Six months ended 30 June 2021
		£m		£m
Revenue	7	6,755.3		6,132.5
Costs of services	4	(5,708.1)		(5,196.1)
Gross profit		1,047.2		936.4
General and administrative costs	4	(508.5)		(452.8)
Operating profit		538.7		483.6
Share of results of associates	5	(63.8)		40.0
Profit before interest and taxation		474.9		523.6
Finance and investment income	6	55.5		30.1
Finance costs	6	(144.9)		(147.2)
Revaluation and retranslation of financial instruments	6	33.1		(12.1)
Profit before taxation		418.6		394.4
Taxation	8	(117.5)		(107.1)
Profit for the period		301.1		287.3

Attributable to:
Equity holders of the parent		257.9		252.7
Non-controlling interests		43.2		34.6
		301.1		287.3

Earnings per share
Basic earnings per ordinary share	10	23.1	p	20.9	p
Diluted earnings per ordinary share	10	22.7	p	20.6	p
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

WPP plc
Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2022 and 2021

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Profit for the period	301.1	287.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	459.7	(174.9)
(Loss)/gain on net investment hedges	(129.9)	73.4
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	18.7	(31.4)
Less: (loss)/gain reclassified to profit or loss	(18.7)	31.4
Share of other comprehensive income of associates undertakings	30.7	—
	360.5	(101.5)
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(5.2)	27.2
	(5.2)	27.2
Other comprehensive income/(loss) relating to the period	355.3	(74.3)
Total comprehensive income relating to the period	656.4	213.0

Attributable to:
Equity holders of the parent	593.3	183.9
Non-controlling interests	63.1	29.1
	656.4	213.0
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

WPP plc
Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2022 and 2021

	Notes	Six months ended 30 June 2022	Six months ended 30 June 2021
		£m	£m
Net cash (outflow)/inflow from operating activities	11	(1,110.8)	39.2
Investing activities
Acquisitions	11	(102.7)	(148.5)
Disposals of investments and subsidiaries	11	29.2	1.3
Purchase of property, plant and equipment		(102.4)	(111.6)
Purchase of other intangible assets (including capitalised computer software)		(14.6)	(26.7)
Proceeds on disposal of property, plant and equipment		4.5	3.4
Net cash outflow from investing activities		(186.0)	(282.1)
Financing activities
Repayment of lease liabilities		(146.3)	(157.4)
Share option proceeds		1.1	—
Cash consideration received from non-controlling interests	11	—	38.7
Cash consideration for purchase of non-controlling interests	11	(6.2)	(117.7)
Share repurchases and buy-backs	11	(680.5)	(297.6)
Proceeds from borrowings	11	247.2	—
Repayment of borrowings	11	(220.6)	(35.9)
Financing and share issue costs		—	(0.3)
Dividends paid to non-controlling interests in subsidiary undertakings		(37.2)	(74.5)
Net cash outflow from financing activities		(842.5)	(644.7)
Net decrease in cash and cash equivalents		(2,139.3)	(887.6)
Translation of cash and cash equivalents		88.0	(102.6)
Cash and cash equivalents at beginning of period		3,540.6	4,337.1
Cash and cash equivalents at end of period	12	1,489.3	3,346.9
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

WPP plc
Unaudited condensed consolidated interim balance sheet
as at 30 June 2022 and 31 December 2021

	Notes	30 June 2022	31 December 2021
		£m	£m
Non-current assets
Intangible assets:
Goodwill	13	8,237.5	7,612.3
Other		1,469.2	1,359.5
Property, plant and equipment		969.1	896.4
Right-of-use assets		1,455.7	1,395.1
Interests in associates and joint ventures		346.6	412.9
Other investments		372.9	318.3
Deferred tax assets		310.4	341.5
Corporate income tax recoverable		55.5	46.6
Trade and other receivables	14	198.2	152.6
		13,415.1	12,535.2
Current assets
Corporate income tax recoverable		109.5	90.4
Trade and other receivables	14	11,716.1	11,362.3
Cash and short-term deposits		1,775.0	3,882.9
		13,600.6	15,335.6
Current liabilities
Trade and other payables	15	(13,934.9)	(15,252.3)
Corporate income tax payable		(365.2)	(386.2)
Short-term lease liabilities		(293.6)	(279.7)
Bank overdrafts, bonds and bank loans		(289.1)	(567.2)
		(14,882.8)	(16,485.4)
Net current liabilities		(1,282.2)	(1,149.8)
Total assets less current liabilities		12,132.9	11,385.4
Non-current liabilities
Bonds and bank loans		(4,620.7)	(4,216.8)
Trade and other payables	16	(640.7)	(619.9)
Deferred tax liabilities		(341.6)	(312.5)
Provisions for post-employment benefits		(177.0)	(136.6)
Provisions for liabilities and charges		(245.7)	(268.5)
Long-term lease liabilities		(1,836.8)	(1,762.1)
		(7,862.5)	(7,316.4)
Net assets		4,270.4	4,069.0
Equity
Called-up share capital		116.2	122.4
Share premium account		575.8	574.7
Other reserves		274.0	(335.9)
Own shares		(1,083.3)	(1,112.1)
Retained earnings		3,909.2	4,367.3
Equity shareholders’ funds		3,791.9	3,616.4
Non-controlling interests		478.5	452.6
Total equity		4,270.4	4,069.0
Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP plc
Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2022 and 2021

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.1	—	—	—	1.1	—	1.1
Share cancellations	(6.2)	—	6.2	—	(637.3)	(637.3)	—	(637.3)
Profit for the period	—	—	—	—	257.9	257.9	43.2	301.1
Exchange adjustments on foreign currency net investments	—	—	439.8	—	—	439.8	19.9	459.7
Loss on net investment hedges	—	—	(129.9)	—	—	(129.9)	—	(129.9)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	18.7	—	—	18.7	—	18.7
Less: loss reclassified to profit or loss	—	—	(18.7)	—	—	(18.7)	—	(18.7)
Share of other comprehensive income of associates undertakings	—	—	24.0	—	6.7	30.7	—	30.7
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(5.2)	(5.2)	—	(5.2)
Other comprehensive income	—	—	333.9	—	1.5	335.4	19.9	355.3
Total comprehensive income	—	—	333.9	—	259.4	593.3	63.1	656.4
Dividends paid	—	—	—	—	—	—	(37.2)	(37.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	67.3	67.3	—	67.3
Tax adjustment on share-based payments	—	—	—	—	(15.2)	(15.2)	—	(15.2)
Net movement in own shares held by ESOP Trusts	—	—	—	28.8	(72.0)	(43.2)	—	(43.2)
Recognition/derecognition of liabilities in respect of put options	—	—	58.1	—	(47.3)	10.8	—	10.8
Share purchases – close period commitments[1]	—	—	211.7	—	—	211.7	—	211.7
Acquisition and disposal of subsidiaries[2]	—	—	—	—	(13.0)	(13.0)	—	(13.0)
Balance at 30 June 2022	116.2	575.8	274.0	(1,083.3)	3,909.2	3,791.9	478.5	4,270.4

	Called-up share capital	Share premium account	Other reserves[3]	Own shares	Retained earnings[3]	Total equity shareholders’ funds[3]	Non- controlling interests	Total[3]
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2021	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4
Restatement[3]	—	—	(4.8)	—	(111.5)	(116.3)	—	(116.3)
Restated balance at 1 January 2021	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Share Cancellations	(2.6)	—	2.6	—	(248.1)	(248.1)	—	(248.1)
Treasury share allocations	—	—	—	3.7	(3.7)	—	—	—
Profit for the period	—	—	—	—	252.7	252.7	34.6	287.3
Exchange adjustments on foreign currency net investments	—	—	(169.4)	—	—	(169.4)	(5.5)	(174.9)
Gain on net investment hedges	—	—	73.4	—	—	73.4	—	73.4
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(31.4)	—	—	(31.4)	—	(31.4)
Less: gain reclassified to profit or loss	—	—	31.4	—	—	31.4	—	31.4
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	27.2	27.2	—	27.2
Other comprehensive (loss)/income	—	—	(96.0)	—	27.2	(68.8)	(5.5)	(74.3)
Total comprehensive (loss)/income	—	—	(96.0)	—	279.9	183.9	29.1	213.0
Dividends paid	—	—	—	—	—	—	(74.5)	(74.5)
Non-cash share-based incentive plans (including share options)	—	—	—	—	43.9	43.9	—	43.9
Tax adjustment on share-based payments	—	—	—	—	(4.6)	(4.6)	—	(4.6)
Net movement in own shares held by ESOP Trusts	—	—	—	(0.2)	(49.3)	(49.5)	—	(49.5)
Recognition/derecognition of liabilities in respect of put options	—	—	(146.0)	—	(0.2)	(146.2)	—	(146.2)
Acquisition and disposal of subsidiaries[2]	—	—	—	—	(136.5)	(136.5)	38.7	(97.8)
Restated balance at 30 June 2021	127.0	570.3	(48.2)	(1,114.8)	4,840.6	4,374.9	311.4	4,686.3
Notes
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1During 2021, the Company entered into an arrangement with a third party to conduct share buy-backs on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. As the close period ended on 18 February 2022 the movement in other reserves has been reversed in the period ended 30 June 2022.
2Acquisition and disposal of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
3Figures have been restated as described in Note 2: Accounting Policies.

Notes to the unaudited condensed consolidated interim financial statements
1. Basis of accounting
The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.
2. Accounting policies
The unaudited condensed consolidated interim financial statements comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out on pages F-3 to F-11 of the 2021 Annual Report on 20-F. With the exception of the adoption of hedge accounting requirements under IFRS 9 Financial Instruments, which is discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2022.
The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.
Impact of the adoption of hedge accounting under IFRS 9 Financial Instruments
The Group has adopted the hedge accounting requirements of IFRS 9 Financial Instruments from 1 January 2022. The IFRS 9 hedge accounting requirements are applied prospectively, and all hedge arrangements in place at the point of transition are regarded as continuing hedging relationships under IFRS 9. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 39. There has been no significant impact on the financial statements as a result of the adoption of IFRS 9 hedge accounting requirements, both at the point of transition and in the period ended 30 June 2022.
Restatement
After the unaudited condensed consolidated interim financial statements for the period ended 30 June 2021 were issued, the Group determined that the financial statements for the prior periods contained errors relating to historic tax asset and liability adjustments that had accumulated over a number of years in the Group consolidation. As a result, previously reported corporate income tax recoverable, corporate income tax payable and tax charge were incorrect. The cumulative impact resulted in an overstatement of equity as at 1 January 2021 of £116.3 million, which has been corrected by reducing opening retained earnings by £111.5 million and other reserves by £4.8 million. There was no impact on the tax charge in the period ended 30 June 2021.
The unaudited condensed consolidated interim financial statements were approved by the board of directors and authorized for issue on 9 August 2022.
3. Currency conversion
The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The period ended 30 June 2022 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.30 to the pound (period ended 30 June 2021: US$1.39) and €1.19 to the pound (period ended 30 June 2021: €1.15). The unaudited condensed consolidated interim balance sheet as at 30 June 2022 has been prepared using the exchange rates on that day of US$1.22 to the pound (31 December 2021: US$1.35) and €1.16 to the pound (31 December 2021: €1.19).
4. Costs of services and general and administrative costs

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Costs of services	5,708.1	5,196.1
General and administrative costs	508.5	452.8
	6,216.6	5,648.9

Notes to the unaudited condensed consolidated interim financial statements (continued)
4. Costs of services and general and administrative costs (continued)
Costs of services and general and administrative costs include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Staff costs	3,930.7	3,473.3
Establishment costs	262.8	264.8
Media pass-through costs	1,016.7	857.0
Other costs of services and general and administrative costs[1]	1,006.4	1,053.8
	6,216.6	5,648.9
Note
1Other costs of services and general and administrative costs include £229.1 million (period ended 30 June 2021: £376.3 million) of other pass-through costs.

Staff costs include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Wages and salaries	2,718.5	2,329.8
Cash-based incentive plans	93.5	200.2
Share-based incentive plans	67.3	43.9
Severance	17.4	14.5
Other staff costs	1,034.0	884.9
	3,930.7	3,473.3
Other costs of services and general and administrative costs include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposals of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Litigation settlement	—	21.7
Restructuring and transformation costs of £75.3 million (2021: £34.3 million) include £59.5 million in relation to the Group's IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever increasing digital world. It includes costs of £46.3 million in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining £15.8 million relates to restructuring actions to simplify operational structures and co-locate our businesses.
Restructuring costs in relation to COVID-19 of £5.9 million (2021: £19.7 million) primarily relate to property costs which the Group undertook in response to the COVID-19 pandemic. As management continues to assess the impact of COVID-19 on long-term working practices and the Group's real estate portfolio, further impairments may occur in the future.
Losses on disposal of investments and subsidiaries of £48.1 million in 2022 primarily includes a loss of £65.1 million on the divestment of our Russian interests which completed in May 2022.
Gains on remeasurement of equity interests arising from a change in scope of ownership of £60.4 million comprises a gain in relation to the reclassification of the Group’s interest in Imagina in Spain from interests in associates to other investments.
In the period ended 30 June 2021, a provision of £21.7 million was made for potential litigation settlements.

Notes to the unaudited condensed consolidated interim financial statements (continued)
5. Share of results of associates
Share of results of associates include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Share of profit before interest and taxation	93.3	85.9
Share of exceptional (losses)/gains	(76.1)	11.7
Share of interest and non-controlling interests	(58.9)	(39.1)
Share of taxation	(22.1)	(18.5)
	(63.8)	40.0
Share of exceptional losses in the period ended 30 June 2022 of £76.1 million primarily comprise amortisation of acquired intangible assets and restructuring costs. In 2021, share of exceptional gains of £11.7 million primarily comprised the gain on disposal of certain Kantar businesses partially offset by amortisation of acquired intangible assets.
6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Income from equity investments	20.1	5.0
Interest income	35.4	25.1
	55.5	30.1
Finance costs include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Interest payable and similar charges	98.9	101.5
Interest expense related to lease liabilities	46.0	45.7
	144.9	147.2
Revaluation and retranslation of financial instruments include:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Movements in fair value of treasury instruments	1.9	4.7
Premium on the early repayment of bonds	—	(13.1)
Revaluation of investments held at fair value through profit or loss	9.0	30.5
Revaluation of put options over non-controlling interests	19.6	(44.4)
Revaluation of payments due to vendors (earnout agreements)	(1.1)	(9.4)
Retranslation of financial instruments	3.7	19.6
	33.1	(12.1)

Notes to the unaudited condensed consolidated interim financial statements (continued)
7. Segmental analysis
Reported contributions by reportable segments were as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Revenue[1]
Global Integrated Agencies	5,701.0	5,202.9
Public Relations	572.4	449.9
Specialist Agencies	481.9	479.7
	6,755.3	6,132.5
Revenue less pass-through costs[1,2]
Global Integrated Agencies	4,538.2	4,097.3
Public Relations	545.4	429.4
Specialist Agencies	425.9	372.5
Headline operating profit[1,3]
Global Integrated Agencies	507.5	488.6
Public Relations	83.0	63.5
Specialist Agencies	48.6	38.3
	639.1	590.4
Notes
1Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.
2Revenue less pass-through costs is revenue less media, and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.
3A reconciliation from operating profit to headline operating profit is provided in note 20.
Reported contributions by geographical area were as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Revenue
North America[1]	2,586.5	2,183.7
United Kingdom	956.1	927.0
Western Continental Europe	1,352.0	1,340.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,860.7	1,681.2
	6,755.3	6,132.5
Revenue less pass-through costs[2]
North America[1]	2,188.9	1,817.6
United Kingdom	737.0	679.7
Western Continental Europe	1,086.1	1,050.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,497.5	1,351.9

Headline operating profit[3]
North America[1]	299.7	271.4
United Kingdom	67.3	83.5
Western Continental Europe	98.7	103.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	173.4	131.8
	639.1	590.4
Notes
1North America includes the US with revenue of £2,440.9 million (2021: £2,046.9 million), revenue less pass-through costs of £2,052.1 million (2021: £1,695.9 million) and headline operating profit of £280.9 million (2021: £254.1 million).
2Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 for more details of the pass-through costs.
3A reconciliation from operating profit to headline operating profit is provided in note 20.

Notes to the unaudited condensed consolidated interim financial statements (continued)
8. Taxation
The tax charge for the Group is calculated in accordance with IAS 34, by applying management's best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2022. This is then adjusted for certain discrete items which occurred in the interim period.
The tax rate on profit before tax was 28.1% (2021: 27.2%).
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.
9. Ordinary dividends
The Board has recommended an interim dividend of 15.0p (2021: 12.5p) per ordinary share. This is expected to be paid on 1 November 2022 to shareholders on the register at 14 October 2022. The Board recommended a final dividend of 18.7p per ordinary share in respect of 2021. This was paid on 8 July 2022.
10. Earnings per share
Basic EPS
The calculation of basic EPS is as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
Earnings[1] (£ million)	257.9	252.7
Weighted average shares used in basic EPS calculation (million)	1,115.2	1,211.9
EPS	23.1p	20.9p
Note
1Earnings is equivalent to profit for the period attributable to equity holders of the parent.
Diluted EPS
The calculation of diluted EPS is as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
Diluted earnings (£ million)	257.9	252.7
Weighted average shares used in diluted EPS calculation (million)	1,137.8	1,229.0
Diluted EPS	22.7p	20.6p

Notes to the unaudited condensed consolidated interim financial statements (continued)
10. Earnings per share (continued)
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	m	m
Weighted average shares used in basic EPS calculation	1,115.2	1,211.9
Dilutive share options outstanding	1.4	0.8
Other potentially issuable shares	21.2	16.3
Weighted average shares used in diluted EPS calculation	1,137.8	1,229.0
At 30 June 2022 there were 1,162,563,018 (30 June 2021: 1,270,102,274) ordinary shares in issue, including treasury shares of 70,489,953 (30 June 2021: 70,489,953).

Notes to the unaudited condensed consolidated interim financial statements (continued)
11. Analysis of cash flows
The following tables analyse the items included within the main cash flow headings on page 3:
Net cash (outflow)/inflow from operating activities:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Profit for the period	301.1	287.3
Taxation	117.5	107.1
Revaluation and retranslation of financial instruments	(33.1)	12.1
Finance costs	144.9	147.2
Finance and investment income	(55.5)	(30.1)
Share of results of associates	63.8	(40.0)
Adjustments for:
Non-cash share-based incentive plans (including share options)	67.3	43.9
Depreciation of property, plant and equipment	79.9	71.2
Depreciation of right-of-use assets	129.9	139.3
Impairment charges included within restructuring costs	8.1	7.9
Amortisation and impairment of acquired intangible assets	31.5	30.1
Amortisation of other intangible assets	13.6	9.4
Loss on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Gains on sale of property, plant and equipment	(1.1)	(1.2)
Movements in trade working capital[1,2]	(1,015.3)	(464.1)
Movements in other working capital and provisions	(725.9)	(41.2)
Corporation and overseas tax paid	(162.7)	(162.7)
Interest and similar charges paid	(86.8)	(90.1)
Interest paid on lease liabilities	(44.1)	(44.7)
Interest received	26.9	25.1
Investment income	20.1	5.0
Dividends from associates	21.4	26.7
Net cash (outflow)/inflow from operating activities	(1,110.8)	39.2
Notes
1Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.
2The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)
11. Analysis of cash flows (continued)
Acquisitions and disposals:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Initial cash consideration	(35.0)	(41.2)
Cash and cash equivalents acquired	0.7	4.0
Earnout payments	(63.3)	(14.1)
Purchase of other investments (including associates)	(5.1)	(97.2)
Acquisitions	(102.7)	(148.5)
Proceeds on disposal of investments and subsidiaries[1]	41.7	3.1
Cash and cash equivalents disposed	(12.5)	(1.8)
Disposals of investments and subsidiaries	29.2	1.3
Cash consideration received from non-controlling interests	—	38.7
Cash consideration for purchase of non-controlling interests	(6.2)	(117.7)
Cash consideration for non-controlling interests	(6.2)	(79.0)
Net acquisition payments and disposal proceeds	(79.7)	(226.2)
Note
1Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.
Share repurchases and buybacks:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Purchase of own shares by ESOP Trusts	(43.2)	(49.5)
Shares purchased into treasury	(637.3)	(248.1)
	(680.5)	(297.6)
Proceeds from borrowings:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Increase in drawings on bank loans	247.2	—
Repayment of borrowings:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Repayment of bank loans	(11.3)	(35.9)
Repayment of €250 million bonds	(209.3)	—
	(220.6)	(35.9)

Notes to the unaudited condensed consolidated interim financial statements (continued)
12. Cash and cash equivalents and debt financing

	30 June 2022	31 December 2021
	£m	£m
Cash at bank and in hand	1,679.6	2,776.6
Short-term bank deposits	95.4	1,106.3
Overdrafts[1]	(285.7)	(342.3)
Cash and cash equivalents	1,489.3	3,540.6
Note
1    Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.
The Group estimates that the fair value of corporate bonds is £4,119.2 million at 30 June 2022 (31 December 2021: £4,790.3 million). The Group considers that the carrying amount of bank loans approximates their fair value.
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

	30 June 2022	31 December 2021
	£m	£m
Within one year	(121.6)	(326.8)
Between one and two years	(755.9)	(745.4)
Between two and three years	(1,129.7)	(646.5)
Between three and four years	(73.2)	(492.8)
Between four and five years	(1,352.2)	(698.0)
Over five years	(1,940.0)	(2,546.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,372.6)	(5,455.8)
Short-term overdrafts – within one year	(285.7)	(342.3)
Future anticipated cash flows	(5,658.3)	(5,798.1)
Effect of discounting/financing rates	748.5	1,014.1
Debt financing	(4,909.8)	(4,784.0)
13. Goodwill and acquisitions
Goodwill in relation to subsidiary undertakings increased by £625.2 million (30 June 2021: decreased by £63.7 million) in the period. This movement is primarily due to the effect of currency translation.
The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period ended 30 June 2022 or between 30 June 2022 and the date the interim financial statements were approved. There were no indicators of impairment of goodwill identified in the six months ended 30 June 2022.

Notes to the unaudited condensed consolidated interim financial statements (continued)
14. Trade and other receivables
Amounts falling due within one year:

	30 June 2022	31 December 2021
	£m	£m
Trade receivables (net of loss allowance)	6,491.7	6,600.5
Work in progress	343.8	254.0
VAT and sales taxes recoverable	398.8	350.3
Prepayments	295.0	215.3
Accrued income	3,516.4	3,435.7
Fair value of derivatives	2.2	2.5
Other debtors	668.2	504.0
	11,716.1	11,362.3
Amounts falling due after more than one year:

	30 June 2022	31 December 2021
	£m	£m
Fair value of derivatives	—	0.5
Prepayments and other debtors	198.2	152.1
	198.2	152.6
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
A bad debt expense of £11.5 million (period ended 30 June 2021: credit of £10.6 million) on the Group’s trade receivables in the period is a result of the increase in expected credit losses since 31 December 2021. The loss allowance is equivalent to 1.1% (31 December 2021: 1.1%) of gross trade receivables.
Prepayments and other debtors falling due after more than one year for 30 June 2022 includes £33.0 million in relation to pension plans in surplus. The corresponding figure for 31 December 2021 is included in provision for post-employment benefits.
15. Trade and other payables: amounts falling due within one year

	30 June 2022	31 December 2021
	£m	£m
Trade payables	9,674.4	10,596.9
Deferred income	1,457.2	1,334.0
Payments due to vendors (earnout agreements)	40.0	85.6
Liabilities in respect of put option agreements with vendors	68.3	58.4
Fair value of derivatives	3.9	6.4
Share repurchases - close period commitments[1]	—	211.7
Other creditors and accruals	2,691.1	2,959.3
	13,934.9	15,252.3
Note
1During 2021, the Company entered into an arrangement with a third party to conduct share buy-backs on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. As the close period ended on 18 February 2022 the movement in other reserves has been reversed in the period ended 30 June 2022.
The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)
16. Trade and other payables: amounts falling due after more than one year

	30 June 2022	31 December 2021
	£m	£m
Payments due to vendors (earnout agreements)	133.1	111.1
Liabilities in respect of put option agreements with vendors	329.5	333.1
Fair value of derivatives	64.2	47.2
Other creditors and accruals	113.9	128.5
	640.7	619.9
The Group considers that the carrying amount of trade and other payables approximates their fair value.
The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	30 June 2022	31 December 2021
	£m	£m
Within one year	40.0	85.6
Between 1 and 2 years	46.2	24.0
Between 2 and 3 years	48.2	35.7
Between 3 and 4 years	17.5	51.4
Between 4 and 5 years	10.8	—
Over 5 years	10.4	—
	173.1	196.7
The Group’s approach to payments due to vendors is outlined in note 19.
The Group does not consider there to be any material contingent liabilities as at 30 June 2022.
17. Related party transactions
The Group enters into transactions with its associate undertakings.
The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the period ended 30 June 2022, revenue of £39.9 million (period ended 30 June 2021: £93.5 million) was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.
The following amounts were outstanding at 30 June 2022:

	30 June 2022	31 December 2021
	£m	£m
Amounts owed by related parties
Kantar	27.9	30.3
Other	42.8	45.7
	70.7	76.0
Amounts owed to related parties
Kantar	(6.3)	(6.2)
Other	(66.5)	(51.4)
	(72.8)	(57.6)

Notes to the unaudited condensed consolidated interim financial statements (continued)
18. Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2021 and a number of mitigating cost actions that are available to the Company. Considering the Group’s bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 12% in 2022 and up to 11% in 2023 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.
Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.
19. Financial instruments
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

	Level 1	Level 2	Level 3
	£m	£m	£m
30 June 2022
Derivatives in designated hedge relationships
Derivative liabilities	—	(64.2)	—
Held at fair value through profit or loss
Other investments	0.4	—	241.1
Derivative assets	—	2.2	—
Derivative liabilities	—	(3.9)	—
Payments due to vendors (earnout agreements)	—	—	(173.1)
Liabilities in respect of put options	—	—	(397.8)
Held at fair value through other comprehensive income
Other investments	19.2	—	112.2
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
	£m	£m	£m
1 January 2022	(196.7)	(391.5)	290.0
(Losses)/gains recognised in the income statement	(1.1)	19.6	9.0
Gains recognised in other comprehensive income	—	—	3.6
Additions	(22.6)	—	66.7
Disposals	—	—	(16.0)
Cancellations	—	5.0	—
Settlements	63.3	5.8	—
Exchange adjustments	(16.0)	(36.7)	—
30 June 2022	(173.1)	(397.8)	353.3

Notes to the unaudited condensed consolidated interim financial statements (continued)
19. Financial instruments (continued)
Payments due to vendors and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2022, the weighted average growth rate in estimating future financial performance was 14.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2022 was approximately 7.7%.
A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.7 million and £9.0 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £8.2 million and £8.4 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.
20. Reconciliation of operating profit to headline operating profit

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Operating profit	538.7	483.6
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Litigation settlement	—	21.7
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Headline operating profit	639.1	590.4
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit, which are included in note 4.